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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3     )*
                                          ---------

              American Film Technologies, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

              Common Stock $.002 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)


           --------------------------------------------------------
                                 (CUSIP Number)

              Robert Levine, President  (718) 343-2331
              L&R Holdings, Inc., 130 Shore Road, Suite 220,
                Port Washington, NY 11050
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 22, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages



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CUSIP No.                             13D                 Page  2  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         L&R Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 12,145,854
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    12,145,854
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         12,145,854
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         17.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D Amendment relates to the Common Stock, $.002 par value, of American Film Technologies, Inc., a Delaware corporation, 300 Park Avenue, 17th Floor, New York, New York ("AFT"). This
          Schedule 13D Amendment is being filed to disclose the private sale by L&R Holdings, Inc. ("L&R") of 1,000,000 shares of common stock of AFT on October 22, 1996 at a price of $.05 per share (See Item 4 below).

ITEM 2.   IDENTITY AND BACKGROUND

          (a) L&R Holdings, Inc.; incorporated under the laws of the State of New York.

          (b)  130 Shore Road, Suite 220, Port Washington, New York 11050.

          (c)  investment firm.

          (d) During the last 5 years, L&R Holdings, Inc. has not been convicted in a criminal proceeding.

          (e) During the last 5 years, L&R Holdings, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (a)  Robert Levine (President and a Director of L&R Holdings, Inc.)

          (b)  Diplomat Construction Company, Inc.
               237-33 Jamaica Avenue
               Bellrose, New York 11426

          (c) Employment: President - Diplomat Construction Company, Inc. 237-33 Jamaica Avenue
               Bellrose, New York 11426

          (d) During the last 5 years, Robert Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last 5 years, Robert Levine has not been a party to a civil

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               proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States.

          (a) Larry Levine (Secretary/Treasurer and a Director of L&R Holdings, Inc.).

          (b)  Air Touch Cellular
               3 Park Plaza
               Irvine, California 92714

          (c)  Employment: Manager - Air Touch Cellular
               3 Park Plaza
               Irvine, California 92714

          (d) During the last 5 years, Larry Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last 5 years, Larry Levine has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          This Schedule 13D Amendment is being filed to reflect that L&R is selling, not buying, shares of AFT.

ITEM 4.   PURPOSE OF TRANSACTION

          Investment. L&R intends to review the business affairs and financial condition of AFT, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, L&R will take such action with respect to its AFT shares as it deems appropriate in light of the circumstances existing from time to time. L&R reserves the right to dispose of some or all of their holdings. On

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          October 22, 1996, L&R sold in a private transaction 1,000,000 shares of common stock of L&R at a sales price of $.05 per share.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

          (a) 12,145,854 shares of common stock, constituting 17.5% of the outstanding common stock based upon 69,567,310 outstanding shares of common stock of AFT. The amount of outstanding shares of AFT is based upon information reported to the Securities and Exchange Commission in AFT's Annual Report on 10-K for the fiscal year ending June 30, 1996. L&R disclaims membership in a group consisting of H.J. Meyers and JCV Capital Corp.

          (b)  (i)       Sole Voting Power - 12,145,854

               (ii)      Shared Voting Power - 0

               (iii)     Sole Dispositive Power - 12,145,854

               (iv)      Shared Dispositive Power - 0

          (c)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

          See Item 7.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Option Agreement, dated May 3, 1995, between AFT and H.J. Meyers & Co., Inc. on behalf of an investor group to be formed (previously filed).

          (b) Amendment, dated July 11, 1995 to Option Agreement. (previously filed)

          (c) Agreement, dated July 7, 1995, by and among H.J. Meyers & Co., Inc., L&R and JCV Capital Corp. (previously filed)

          (d) Purchase and Sale Agreement, dated as of April 17, 1996, by and between L&R and Joseph Jillson (previously filed).

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          (e)  Purchase and Sale Agreement, dated as of October 22, 1996, by and between L&R and A.J. Nassar.